UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces its 2022-2026 strategic plan

Mexico City, December 9, 2021 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) today announced its 2022-2026 strategic plan (the “Strategic Plan”) aimed at delivering industry-leading growth and superior total shareholder return, with low-cost and low-carbon world-class performance.

The Strategic Plan, with expected total capex of $2.3 billion, will prioritize investment in Vista’s flagship project in Bajada del Palo Oeste, where the Company expects to gradually increase its annual drilling and completion pace from 20 new wells tied-in in 2021 to 40 in 2026. The Strategic Plan contemplates the following key targets (1) for 2026:

•	Total production of 80 Mboe/d, more than doubling the 2021 total production estimate

•	Lifting cost of 6.0 $/boe, down 20% from the 2021 lifting cost estimate

•	Adjusted EBITDA of $1,100 million, an expansion of approximately 3x compared to the 2021 estimate

•	Adjusted EBITDA margin above 65%, more than 7 p.p. above the 2021 estimate

As a key pillar of the Strategic Plan, the Company announced its aspiration to become net zero in scope 1 and 2 greenhouse gas emissions in 2026. The Company expects to achieve this goal by combining (a) the reduction of the carbon footprint in its operations with (b) the planned launch of its own portfolio of Nature Based Solutions (“NBS”) to remove CO2 from the atmosphere, through the implementation of forest and soil carbon sequestration projects. The Company expects to achieve the following targets by 2026:

•	Greenhouse gas scope 1 and 2 emissions of 265 MTon CO2e, a reduction of approximately 35% vis-à-vis 2020

•	Greenhouse gas scope 1 and 2 emission intensity of 9 kgCO2e/boe, a reduction of approximately 75% vis-à-vis 2020

•	Removing carbon from residual emissions through our NBS portfolio

The Strategic Plan is expected to deliver a cumulative cash generation of $1 billion from 2022 to 2026. The Company has also announced its intention to reduce gross debt, currently at approximately $600 million, to $400 million by the end of such period. The Company expects to achieve the following targets by 2026:

•	Gross leverage ratio of 0.4x Adjusted EBITDA

•	Cumulative net cash generation of $800 million for the 5-year period

The Strategic Plan was presented on December 9, 2021, at 9 AM EST, in a live webcast hosted by Miguel Galuccio, Chairman and Chief Executive Officer of the Company, and other members of the management team. The webcast can be accessed for replay on the following website: http://www.vistaenergy.com/investors.

(1)	Targets estimated using a 60 $/bbl realized crude oil price in real terms as of January 1, 2022

Definitions

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Net Financial results + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets + Other adjustments.

Cumulative cash generation = opening cash balance + Adjusted EBITDA - income tax, VAT and interest payments + working capital and other adjustments - capital expenditures - ending cash balance.

Net cumulative cash generation = Cumulative cash generation + net changes in gross debt.

Forward-Looking Statements

This Report includes “forward-looking statements” concerning the future. The words such as “proposes”, “aims”, “aspires”, “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations – including Vista’s anticipated performance and guidance included in this Report – are based on information as of the date of this Report and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act or otherwise. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to our ability to become net zero by the end of 2026; future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

This Report includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. The information and opinions contained in this Report are provided as at the date of this Report and are subject to verification, completion and change without notice. We cannot provide a reconciliation of forward-looking non-IFRS financial measures contained in this Report without unreasonable effort, given that we are unable to estimate the amounts of certain components of the IFRS net (loss) profit for the forward-looking periods, including interest expense and foreign exchange gains (which affect the IFRS measure financial results, net) and our deferred income tax (which affects the IFRS measure income tax expense). Due to the nature of certain reconciling items, it is not possible to predict with any reliability what future outcomes may be with regard to the expense or income that may ultimately be recognized in the five-year period ended December 31, 2026.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this Report. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This Report is not intended to constitute and should not be construed as investment advice.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer